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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        DUCK HEAD APPAREL COMPANY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  26410P 10 3
            -------------------------------------------------------
                                 (CUSIP Number)

                              Bettis C. Rainsford
                           108 1/2 Courthouse Square
                        Edgefield, South Carolina 29824
                                 (803)637-5304
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 2, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D



CUSIP NO.      26410P 10 3                                           PAGE   2      OF        9     PAGES
           -------------------                                             ----------    ---------

--------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Bettis C. Rainsford
--------------------------------------------------------------------------------------------------------
 2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)           (a) [X]
                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NA
--------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                   334,218
                       ---------------------------------------------------------------------------------
       NUMBER OF
        SHARES         8         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    0
         EACH          ---------------------------------------------------------------------------------
       REPORTING       9         SOLE DISPOSITIVE POWER
        PERSON
         WITH                     334,218
                       ---------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            334,218
--------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9%
--------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
========================================================================================================

                                  SCHEDULE 13D


CUSIP NO.      26410P 10 3                                           PAGE      3      OF     9     PAGES
           -------------------                                             ----------    ---------

--------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Talmadge Knight
--------------------------------------------------------------------------------------------------------
 2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)           (a) [X]
                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
--------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------------------------------
     NUMBER OF         7         SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    98,300
     OWNED BY          ---------------------------------------------------------------------------------
       EACH
     REPORTING         8         SHARED VOTING POWER
      PERSON
       WITH                        0
--------------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   98,300
--------------------------------------------------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            98,300
--------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      [X]
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
--------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
========================================================================================================

                                AMENDMENT NO. 2
                                TO SCHEDULE 13-D

         This Amendment No. 2 amends and restates the indicated items of the statement on Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation, (the "Company") filed on behalf of Bettis C. Rainsford, a shareholder of the Company, and adds Talmadge Knight, a shareholder of the Company, as a reporting person.


Item 2.  Identity and Background

         Item 2 is hereby amended by adding the following:

         a.       Name of filing person:

                           Talmadge Knight

         b.       Business Address:

                           310 S. Main Street
                           Saluda, SC  29138

         c.       Principal Occupation:

                           Chief Executive Officer
                           Knight Textile Corporation
                           310 S. Main Street
                           Saluda, SC  29138


         d. During the last five years, Mr. Knight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Knight has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby restated as follows:

         Mr. Rainsford obtained the shares reported herein through a distribution on June 30, 2000 of all shares of the Company's common stock by Delta Woodside Industries, Inc. ("Delta Woodside") to the shareholders of Delta Woodside, including Mr. Rainsford. This distribution is more fully described in the Form 10/A filed with the Securities and Exchange Commission by the Company on June 8, 2000.

         Mr. Knight acquired the shares described in item 5 on October 2, 2000 at a cost of $102,242, excluding commissions and fees and paid in cash out of Mr. Knight's personal funds.

Item 4.  Purpose of Transaction

         Item 4 is hereby restated as follows:

         On October 6, 2000, Mr. Rainsford delivered to the Company a notice of intent to nominate directors (including Mr. Rainsford and Mr. Knight) to stand for election for the entire board of directors of the Company at the Company's 2000 annual meeting of shareholders. Such notice describes Mr. Rainsford's intent and the intent of Mr. Knight to effect changes relative to the Company should they and the other nominees of Mr. Rainsford be elected to the Board of Directors, which would include causing the Company to redeem the Company's common stock purchase rights and to effect a sale of the Company, which sale may result in the disposition of Mr. Rainsford's and Mr. Knight's shares.

         Mr. Rainsford filed a preliminary proxy statement with the Securities and Exchange Commission on October 17, 2000, as amended on October 26,2000, and other proxy materials on October 19, 2000 with the intention of soliciting the affirmative vote of the Company's shareholders at its annual meeting on November 8, 2000 for his proposals to (i) nominate and elect to the Company's Board of Directors, Bettis C. Rainsford, Talmadge Knight, Grace G. Young, Donald P. Howard, Warren Daniel, Jack J. Jackson, Dr. Robert Sawyer and Roger
H. Timpson, in opposition to the election of the nominees of the Board; (ii) direct the Company's Board to cause the Company to take all actions necessary to cancel the right previously granted to Robert D. Rockey, Jr., the Company's Chairman of the Board, President and Chief Executive Officer, to purchase one million shares of the Company's Common Stock; and (iii) ratify the appointment of KPMG LLP as the independent auditors for the Company for the 2001 fiscal year. Certain proxy materials (described above) have been distributed to the Company's shareholders. Mr. Rainsford intends to file with the Securities and Exchange Commission and distribute to the Company's shareholders a definitive proxy statement and other proxy materials relating to the solicitation described above. Mr. Knight has agreed to reimburse Mr. Rainsford for up to $62,500 of the costs incurred for the solicitation described above and intends to vote his shares in support of Mr. Rainsford's proposals outlined in (i),
(ii) and (iii) above.

         Mr. Rainsford originally acquired the shares for investment purposes and has continuously reviewed this investment based on an evaluation of the Company and its business and prospects, including the Company's business and the market price of the Common Stock.

Although Mr. Rainsford's current intention is as described above, Mr. Rainsford also intends to continue to review his investment in the Company's Common Stock and may explore from time to time in the future a variety of alternatives, including, without limitation, one or more of the following: (a) the acquisition of additional securities of the Company; (b) the disposition of all or any portion of securities of the Company held by Mr. Rainsford; (c) an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company; or (d) any action similar to any of those enumerated above.

         Mr. Knight originally acquired the shares for the purpose of evaluating whether a company he controls, Knight Textile Corporation, should make an offer to purchase the Company. Mr. Knight has since determined to not cause Knight Textile Corporation to make an offer to purchase the Company. Mr. Knight holds the shares for investment purposes and intends to continue to review his investment in the Company's Common Stock and may explore from time to time in the future a variety of alternatives, including, without limitation, one or more of the following: (a) the acquisition of additional securities of the Company; (b) the disposition of all or any portion of securities of the Company held by Mr. Knight; (c) an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company; or (d) any action similar to any of those enumerated above.

         On October 24, 2000, the Company filed a lawsuit claiming that Mr. Rainsford and Mr. Knight had violated Section 13(d) of the Securities Exchange Act of 1934. The Company claimed that, because of the agreements between Mr. Rainsford and Mr. Knight disclosed by Mr. Rainsford to the Company and outlined in his Schedule 13D, as amended, Mr. Rainsford and Mr. Knight were required to file a Schedule 13D stating that they are acting as a group. Mr. Rainsford and Mr. Knight have now filed this Schedule 13D in order to fully disclose the possibility that they may be deemed a group for purposes of Section 13(d). Each of Mr. Knight and Mr. Rainsford intend to vote in favor of Mr. Rainsford's proposals for the annual shareholders' meeting as described above. Except with respect to the foregoing, Mr. Knight and Mr. Rainsford disclaim beneficial ownership of the Company's shares held by the other person.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) is hereby restated as follows:

         Name                          Number of Shares           Percentage
         Bettis C. Rainsford              334,218                     13.9%
         Talmadge Knight                   98,300                      4.1%

         Item 5(b) is hereby restated as follows:

                  (i)      Sole power to vote or direct the vote:

                            Name                            Number of Shares
                            Bettis C. Rainsford                    334,218
                            Talmadge Knight                         98,300

                  (ii)     Shared power to vote or direct the vote:

                             Name                           Number of Shares
                             Bettis C. Rainsford                         0
                             Talmadge Knight                             0

                  (iii)    Sole power to dispose or direct the disposition:

                              Name                          Number of Shares
                              Bettis C. Rainsford                  334,218
                              Talmadge Knight                       98,300

                  (iv)     Shared power to dispose or direct the disposition:

                               Name                         Number of Shares
                               Bettis C. Rainsford                        0
                               Talmadge Knight                            0

         Mr. Rainsford owns 329,424 shares directly. In addition, the number of shares shown above as owned by Mr. Rainsford includes an aggregate of 4,794 shares owned by The Edgefield County Foundation, a charitable trust, as to which Mr. Rainsford holds voting and investment power, but disclaims beneficial ownership.

         Item 5(c) is hereby restated as follows:

         Mr. Knight acquired the 98,300 shares by purchase on the open market on October 2, 2000. The price paid by Mr. Knight for each of the shares was $1.04.

Item 7.  Material Filed as Exhibits.

       Exhibit 1  Joint Acquisition Statement pursuant to Rule 13d-1(k)(1).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 25, 2000



                                          /s/ Bettis C. Rainsford
                                          -------------------------------------
                                          Bettis C. Rainsford



                                          /s/ Talmadge Knight
                                          -------------------------------------
                                          Talmadge Knight

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13(D)-1(K)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he knows or has reason to believe that such information is inaccurate.



Dated: October 25, 2000



                                          /s/ Bettis C. Rainsford
                                          -------------------------------------
                                          Bettis C. Rainsford



                                          /s/ Talmadge Knight
                                          -------------------------------------
                                          Talmadge Knight